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August 22, 2019

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Galaxy Gaming, Inc. DEFC14A filed by Robert G. Pietrosanto et al. Filed August 13, 2019 File No. 000-30653

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”), dated August 20, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Mr. Pietrosanto and provide the following responses on his behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Supplement to Proxy Statement filed by Mr. Pietrosanto with the SEC on the date hereof (the “Supplement”).

The Nominees, page 7

1.	Please refer to the following statement: “Galaxy Gaming has publicly stated [ ] the nomination of the Nominees [ ] is invalid due to purported failures by the Participants to comply with applicable provisions of the Bylaws and that such nomination will not be considered at the Annual Meeting.” On August 16, 2019, Galaxy Gaming disclosed in a DEFA14A filing that any director nomination notice had to have been received by June 29, 2019, and that the participants’ “[s]late was not proposed until August 2, 2019.” Advise us, with a view toward revised disclosure, why the cited failure to comply has only been characterized by the participants as “purported” in light of the ostensibly objective criteria considered by Galaxy Gaming.

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August 22, 2019

Mr. Pietrosanto and Mr. Saucier (the “Participants”) have disclosed in the Supplement that Mr. Pietrosanto’s notice of intent to nominate the Nominees was received by the Company after the nomination deadline under the advance notice nomination provisions contained in the Bylaws. However, Galaxy Gaming has not held an annual meeting at which directors were elected since 2007 and none of the Company’s existing Board members have ever been elected by stockholders. Therefore, as disclosed in the Supplement, the Participants question the applicability of the Company’s advance notice bylaw provisions to their nominations in light of the litigation seeking an order to compel the Company to hold an annual meeting that was pending in Nevada state court at the time that the Company first publicly announced the Annual Meeting date on June 6, 2019. For these reasons, Galaxy Gaming’s assertion that the Participants failed to comply with the Bylaws has been characterized by the Participants as “purported.”

2.	Given the disclosures by both the participants’ and Galaxy Gaming that appear to recognize that the participants’ nominees will not be considered for election at the annual meeting, please advise us, with a view toward revised disclosure, of the purpose of the solicitation. To the extent that the purpose of the participants’ solicitation is to collect enough proxies to prevent a quorum from being reached, the proxy statement must be revised to reflect this intention. In addition, if the objective is to prevent a quorum from being reached, please provide us with a brief analysis regarding whether such action would be undertaken in contravention of Rule 14a-4(e),

In the Supplement, the Participants reiterate that the purpose of their solicitation remains to elect the Nominees and that they will vote any BLUE proxy cards they receive from other stockholders at the Annual Meeting as marked and, in the absence of specific instructions, as indicated in the Proxy Statement. Furthermore, if Galaxy Gaming does not voluntarily change its position on the validity of the nominations prior to the Annual Meeting, the Participants disclose that they intend to assess the voting results upon the closing of the polls at the Annual Meeting in order to determine whether to seek an injunction in state court mandating that the Company recognize the nominations and count votes that are in favor of the Nominees. Depending upon certain facts and circumstances leading up to the Annual Meeting, including the current voting tabulation and whether Galaxy Gaming has changed its position with respect to the validity of the nominations, the Participants disclose that Mr. Pietrosanto and Mr. Cranford may determine not to vote his respective shares of Common Stock of the Company at the Annual Meeting. The Supplement also discloses that other stockholders of the Company have indicated to the Participants that they may also choose not to vote their shares of Common Stock of the Company at the Annual Meeting. The Supplement clarifies that the Participants are not soliciting any stockholders to not vote their respective shares of Common Stock at the Annual Meeting.

Since the objective of the solicitation is not to prevent a quorum, we do not believe the Participants’ actions are being undertaken in contravention of Rule 14a-4(e).

3.	The disclosure at page nine indicates “that [if] the nomination of the Nominees is [ultimately determined to be] invalid, any votes submitted with respect to the election of the Nominees will not be counted at the Annual Meeting.” Please advise us, with a view toward revised disclosure, whether or not the issue of bylaw compliance is being contested and the basis for the belief that a possibility exists for votes with respect to the nominees’ election to be “submitted.”

Reference is made to the responses to Comments 1 and 2 above regarding the issue of Bylaw compliance, the circumstances under which the Participants may seek an injunction in state court and the Participants’ intent to vote BLUE proxy cards they receive from stockholders.

August 22, 2019

Form of Proxy

4.	Please advise us, with a view towards revised disclosure, how the participants fulfilled their disclosure obligation under Rule 14a-4(e) of Regulation 14A. At present, it appears that an attempt to comply may have been made through inclusion of the language “[i]f no direction is indicated…” Such advisory, however, only apprises shareholders of a contingent action to be undertaken and presumably was provided in order to satisfy the standards codified in Rule 14a- 4(b) that enable the proxy holders to use discretion to vote for a matter already printed on the form of proxy. Consequently, it appears, at present, that none of the disclosures required by Rule 14a-4(e) have been included.

Rule 14a-4(e) provides that “The proxy statement or form of proxy shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted . . .” in accordance with the specifications so made by the stockholder. The Supplement fully discloses to stockholders that the Participants will attend the Annual Meeting and vote all BLUE proxy cards they receive from stockholders as well as the various contingencies that would result in the votes represented by the BLUE proxy cards not being counted at the Annual Meeting. We believe these fully disclosed contingencies constitute “reasonable specified conditions” to the BLUE proxy cards being voted under Rule 14a-4(e) and such disclosure need only appear in the proxy statement (and not necessarily in the form of proxy) under a plain reading of the rule.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman